1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

October 4, 2018

VIA EDGAR CORRESPONDENCE

Mr. Keith Gregory

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BrandywineGLOBAL - Global Total Return ETF (the “Fund”),

a series of Legg Mason ETF Investment Trust (the “Trust”)

Post-Effective Amendment No. 50 (the “Amendment”)

Securities Act File No. 333-206784

Investment Company Act File No. 811-23096

Dear Mr. Gregory:

The Trust filed the Amendment on June 5, 2018 pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), with an effective date of August 19, 2018. The Trust will file a Post-Effective Amendment pursuant to Rule 485(a)(1), which will incorporate the responses provided below, in order to add disclosure with respect to related performance. The Trust is working with its listing exchange, NASDAQ, to apply for a proposed rule change pursuant to Section 19(b)(1) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 19b-4 thereunder. The Trust will file delaying amendments to extend the effective date to the extent necessary until the approved rule change is granted.

This letter responds to comments with respect to the Amendment that you provided in a telephone conversation with the undersigned and Neesa P. Sood of Willkie Farr & Gallagher LLP on July 16, 2018. For your convenience, the substance of those comments has been restated below. The Trust’s response to each comment is set out immediately under the restated comment. Please note that we have not independently verified information provided by the Trust. Capitalized terms have the meanings assigned in the Amendment unless otherwise defined in this letter.

General

Comment No. 1: Where comments are made to disclosure in one location, please note that they are applicable to all similar disclosure appearing elsewhere in the Registration Statement.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

in alliance with Dickson Minto W.S., London and Edinburgh

Response: The Fund confirms that it will apply its responses to comments to any similar disclosure across the Registration Statement.

Comment No. 2: In the 485(b) filing, please update any information and complete any information that is missing or in brackets.

Response: The Fund will update or complete any information in the Amendment that is missing or in brackets in the next Post-Effective Amendment, to the extent possible. Any remaining open items (e.g., date of Prospectus, SAI, etc.) will be completed in a subsequent filing.

Comment No. 3: Please file your response to the staff’s comments as CORRESP on Edgar at least five days prior to the effective date of the Registration Statement in order to give the staff enough time to adequately review the Trust’s responses.

Response: The Fund confirms that it will file its response to the staff’s comments as CORRESP on Edgar at least five days prior to the effective date of the next Post-Effective Amendment.

Comment No. 4: Please file a new legal opinion/consent relating to the Fund as it is a new series of the Trust.

Response: The Fund confirms that it will file a legal opinion by Maryland counsel regarding the legality of shares of the Fund with the next Post-Effective Amendment.

Comment No. 5: We note that the Fund will be an actively-managed ETF. Please explain supplementally whether the Fund will be able to rely on the generic listing standards for actively-managed ETFs. If not, please inform us of the status of the 19b-4 application.

Response: The Fund will be an actively-managed ETF that will not be able to comply with the generic listing standards for actively-managed ETFs. The Fund is working with its listing exchange, NASDAQ, to apply for a proposed rule change pursuant to Section 19(b)(1) of the Exchange Act and Rule 19b-4 thereunder. A draft of the 19b-4 application was provided to the SEC’s Division of Trading and Markets on July 9, 2018. The Fund has updated disclosure based on the current draft of the 19b-4 application, including to note that debt instruments include loans and other similar instruments, to disclose no more than 10% of the Fund’s total assets will be invested in CDOs (which are comprised only of CBOs and CLOs) and that the Fund will also invest not more than 20% of its total assets in junior loans (e.g., debt instruments that are unsecured and subordinated).

The Trust will file delaying amendments to extend the effective date of the Fund’s Registration Statement pursuant to Rule 485(b) under the 1933 Act until the listing and trading of the Fund’s shares is approved.

Prospectus - Fees and expenses table

Comment No. 6: Please supplementally explain why the Fund does not expect to have “Other expenses” in its first fiscal year in the Fees and expenses table on page 2 of the Prospectus. The staff notes that the Fund will engage in short strategies.

Response: The Fund’s manager, Legg Mason Partners Fund Advisor, LLC (“LMPFA”), will pay all operating expenses of the Fund, except interest expenses, taxes, brokerage expenses, future Rule 12b-1 fees (if any), acquired fund fees and expenses, extraordinary expenses and the management fee payable to LMPFA under the management agreement between the Trust, on behalf of the Fund, and LMPFA. Short positions taken by the Fund are expected to be primarily through derivatives and therefore will not generate dividend, interest and other expenses that would be incurred with physical shorting. The Fund does not currently anticipate having any costs related to borrowing money or short sales, including transaction costs and taxes.

Comment No. 7: In the “Example” section on page 2 of the Prospectus, please delete the parenthetical “(except that fee waivers or expense reimbursements are reflected only in the 1-year figure)” as no fee waivers or expense reimbursements are indicated in the Fees and expenses table. See Instruction 3(e) and 4(a) of Item 3 of Form N-1A.

Response: The disclosure will be deleted as requested.

Prospectus – Principal investment strategies

Comment No. 8: The disclosure in the “Principal investment strategies” section provides that “[u]nder normal market conditions, the [F]und seeks to meet its investment objective through strategic investments in domestic and foreign fixed income securities, debt instruments, currencies and related investments (italics added).” Please clarify what is meant by the term “strategic.” Please also disclose the identity of the “related investments” (for example, derivatives) or delete the disclosure.

Response: The disclosure will be updated as follows:

Under normal market conditions, the [F]und seeks to meet its investment objective through ~~strategic~~ investments in domestic and foreign fixed income securities, debt instruments, currencies and ~~related investments~~ derivatives.

Comment No. 9: The disclosure in the “Principal investment strategies” section includes a laundry list of fixed income securities and debt instruments in which the Fund may invest.

(i) Please note it is not possible to ascertain which of such securities or instruments are principal investments of the Fund. Accordingly, please delete the phrase “may invest include, but are not limited to” from the sentence and revise it to disclose only the types of fixed income securities and debt instruments in which the Fund will principally invest in both Items 4 and 9 and include the corresponding risk factors.

Response: The disclosure under “Principal investment strategies” will be updated as follows:

The types of fixed income securities ~~and debt instruments~~ in which the [F]und ~~may invest include, but are not limited to,~~ initially intends to invest are U.S. government securities, non-U.S. sovereign debt, emerging markets securities and debt, corporate debt securities, ~~mortgage-related and~~ mortgage-backed securities ~~and~~(“MBS”) (including collateralized mortgage obligations (“CMOs”), asset-backed securities (“ABS”) and collateralized debt obligations (“CDOs”). Non-U.S. sovereign debt includes debt securities issued or guaranteed by national governments, their agencies or instrumentalities and political sub-divisions and debt securities of supranational organizations ~~such as bonds, debentures and freely transferable promissory notes. Corporate debt securities include debentures, bonds (including zero coupon bonds), convertible and non-convertible notes, commercial paper, certificates of deposits, freely transferable promissory notes and bankers acceptances issued by industrial, utility, finance, commercial banking or bank holding company organizations. Mortgage-related and mortgage-backed securities include collateralized debt obligations and collateralized mortgage obligations, as well as TBA commitments~~. Debt instruments include loans and similar debt instruments. The [F]und can also invest in money market instruments, foreign currencies and derivatives.

…

Corporate debt securities include debentures, bonds (including zero coupon bonds), convertible and non-convertible notes, commercial paper, certificates of deposits, freely transferable promissory notes and bankers acceptances issued by industrial, utility, finance, commercial banking or bank holding company organizations.

The [F]und may invest in other securities or instruments consistent with its investment objective.

The risk factors will be updated accordingly.

(ii) Please also disclose if the Fund may invest in defaulted or distressed securities, including a related risk factor. In your risk factor, please explain that defaulted securities may include those of issuers in bankruptcy or reorganization proceedings.

Response: Investing in distressed or defaulted securities is not a principal investment strategy of the Fund but it may from time to time invest in such securities. The disclosure in Item 9 will be updated as follows (italics added): “The [F]und may invest up to 30% of its assets in below investment grade fixed income securities or debt instruments, a portion of which may include defaulted or distressed securities.”

In addition, the following risk disclosure will be added in the Item 9 disclosure in the section titled “More on the fund’s investment strategies, investments and risks – More on risks of investment in the fund” as follows:

Defaulted or distressed securities risk. Distressed securities are speculative and involve substantial risks in addition to the risks of investing in junk bonds. The [F]und will generally not receive interest payments on the distressed securities and may incur costs to protect its investment. In addition, distressed securities involve the substantial risk that principal will not be repaid. These securities may present a substantial risk of default or may be in default at the time of investment. The [F]und may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal of or interest on its portfolio holdings. In any reorganization or liquidation proceeding relating to a portfolio company, the [F]und may lose its entire investment or may be required to accept cash or securities with a value less than its original investment. Distressed securities and any securities received in an exchange for such securities may be subject to restrictions on resale.

Comment No. 10: The disclosure indicates that the Fund may invest in convertible debt of non-U.S. issuers. If the Fund intends to invest in contingent convertible securities (CoCos) as a principal investment strategy, please include disclosure in Items 4 and 9 and provide a description of such securities and include appropriate risk disclosure. Please also explain supplementally the amount that the Fund invests or intends to invest in CoCos.

Response: As of the date of this letter, the Fund does not intend to invest in CoCos. Therefore, no additional disclosure will be added at this time. While investing in CoCos is not a principal investment of the Fund, it may from time to time invest in such securities. The Fund may invest up to 20% of its assets in convertible fixed income and preferred securities (which would include CoCos).

Comment No. 11: Please review your Item 4 disclosure and move any non-principal investment, strategy, or risk disclosure elsewhere in the Prospectus or to the SAI (for example, zero-coupon bonds and freely-transferable promissory notes). See IM Guidance Update – Guidance Regarding Mutual Fund Enhanced Disclosure No. 2014-08 (June 2014).

Response: The disclosure will be updated as requested.

Comment No. 12: Please clarify in disclosure the types and amounts of mortgage-related, mortgage-backed and asset-backed securities in which the Fund will principally invest, including if the Fund will invest in lower-rated and/or equity tranches of such securities (for example, CLOs, CMBS, RMBS).

Response: As of the date of this letter, it is currently anticipated that the Fund will invest approximately 1.4% of its assets in RMBS (0.1% of which are investment grade and 1.3% of which are non-investment grade). The Fund does not currently anticipate investing in CMBS, CMOs or CDOs (including CLOs). The Fund does not currently anticipate investing more than 20% of its assets in any combination of these securities.

Since the Fund is an actively-managed ETF, the amounts in which the Fund invests in such investments may change over time. This type of disclosure is not required under Form N-1A and therefore the Fund respectfully declines to include such disclosure in its Registration Statement.

Comment No. 13: Please disclose supplementally whether the Fund will invest in non-investment grade, non-agency CMBS, RMBS and CMOs, including the percentage of assets of the Fund expected to be invested in each type of security.

Response: As of the date of this letter, it is currently anticipated that the Fund will invest approximately 1.3% of its assets in non-investment grade, non-agency RMBS. The Fund does not currently anticipate investing in non-investment grade, non-agency CMBS or CMOs. The Fund does not currently anticipate investing more than 20% of its assets in any combination of these securities.

Since the Fund is an actively-managed ETF, the amounts in which the Fund invests in such investments may change over time.

Comment No. 14: Please supplementally explain if your 19b-4 order will or is expected to impose any limits on investments in derivative instruments.

Response: The current draft of the 19b-4 application includes limitations on the types of derivatives in which the Fund may invest under the section titled “The Fund’s Use of Derivatives” as follows:

•

Exchange-Traded Derivatives will primarily be traded on exchanges that are ISG members or exchanges with which the Exchange has a comprehensive surveillance sharing agreement. The Fund may, however, invest up to 10% of the assets of the Fund in Exchange-Traded Derivatives whose principal market is not a member of ISG or a market with which the Exchange has a comprehensive surveillance sharing agreement. For purposes of this 10% limit, the weight of such Exchange-Traded Derivatives will be calculated based on the mark-to-market value of such Exchange-Traded Derivatives.

•

The Fund will limit the weight of its investments in OTC Derivatives to 10% of the assets of the Fund, with the exception of Interest Rate Derivatives[1] and Currency Derivatives[2] (together, “Interest Rate and Currency Derivatives”) entered into with broker-dealers, banks and other financial intermediaries. Investments in Interest Rate and Currency Derivatives (whether the instruments are Exchange-Traded Derivatives or OTC Derivatives) will not be subject to a limit. For purposes of this 10% limit on OTC Derivatives, the weight of such OTC Derivatives will be calculated based on the mark-to-market value of such OTC Derivatives.[3]

Comment No. 15: As the Fund expects to invest more than 25% of its assets in securities or issuers in the United States, Canada, Japan, Australia and member countries of the European Union, and significantly in emerging market countries, please include a risk factor relating to investment in securities or issuers from each country. We note that more detailed disclosure may be included in Item 9.

Response: The Fund notes that risk of investing in emerging market securities are already included within the risk factor titled “Foreign investments and emerging market risk” in both Items 4 and 9 and therefore no additional disclosure will be added with respect to emerging markets. The Fund will add risk factors related to investing in securities or issuers from the United States and other developed countries as follows:

In Item 4 under “Principal risks”:

Risk of investing in developed countries. The [F]und’s investment in developed country issuers may subject the [F]und to regulatory, political, currency, security, economic and other risks associated with developed countries. Developed countries tend to represent a significant portion of the global economy and have generally experienced slower economic growth than some less developed countries. Certain developed countries have experienced security concerns, such as terrorism and strained international relations. Incidents involving a country’s or region’s security may cause uncertainty in its markets and may adversely affect its economy and the [F]und’s investments. In addition, developed countries may be adversely impacted by changes to the economic conditions of certain key trading partners, regulatory burdens, debt burdens and the price or availability of certain commodities.

In Item 9 under “More on the fund’s investment strategies, investments and risks – More on risks of investment in the fund”:

Risk of investing in developed countries. Investment in developed country issuers may subject the [F]und to regulatory, political, currency, security, economic and other risks associated with

[1]

“Interest Rate Derivatives” are comprised of interest rate swaps, swaptions (i.e., options on interest rate swaps), rate options and other similar derivatives, and may be Exchange-Traded Derivatives or OTC Derivatives. As reflected in statistics compiled by the Bank for International Settlements, as of June 30, 2017 there were approximately $416 trillion (notional amount) of total interest rate contracts outstanding in the over-the-counter markets alone. Interest Rate Derivatives also trade on trading platforms that are not ISG members. As reflected by the statistics, the market is wide, deep and liquid. See https://www.bis.org/statistics/d7.pdf (accessed November 2017).

[2]

“Currency Derivatives” are comprised of deliverable forwards, which are agreements between the contracting parties to exchange a specified amount of currency at a specified future time at a specified rate, non-deliverable forwards, which are agreements to pay the difference between the exchange rates specified for two currencies at a future date, swaps and options on currencies, and similar currency or foreign exchange derivatives. As reflected in statistics compiled by the Bank for International Settlements, as of June 30, 2017 there were approximately $77 trillion (notional amount) of Currency Derivatives outstanding in the over-the-counter markets alone. Currency Derivatives also trade on trading platforms that are not ISG members. As reflected by the statistics, the market is wide, deep and liquid. See https://www.bis.org/statistics/d6.pdf (accessed November 2017).

[3]

The mark-to-market value reflects the Fund’s actual delivery or payment obligation under the Derivative. This measure differs from that referenced in Nasdaq Rule 5735(b)(1)(E), which bases its 20% limit of assets in the portfolio applicable for funds issuing Managed Fund Shares on the aggregate gross notional value of the OTC Derivatives rather than on the mark-to-market value.

developed countries. Developed countries generally tend to rely on services sectors (e.g., the financial services sector) as the primary means of economic growth. A prolonged slowdown in one or more services sectors is likely to have a negative impact on economies of certain developed countries, although economies of individual developed countries can be impacted by slowdowns in other sectors. In the past, certain developed countries have been targets of terrorism, and some geographic areas in which the [F]und invests have experienced strained international relations due to territorial disputes, historical animosities, defense concerns and other security concerns. These situations may cause uncertainty in the financial markets in these countries or geographic areas and may adversely affect the performance of the issuers to which the [F]und has exposure. Heavy regulation of certain markets, including labor and product markets, may have an adverse effect on certain issuers. Such regulations may negatively affect economic growth or cause prolonged periods of recession. Many developed countries are heavily indebted and face rising healthcare and retirement expenses. In addition, price fluctuations of certain commodities and regulations impacting the import of commodities may negatively affect developed country economies.

Comment No. 16: The disclosure provides that “[w]hile the [F]und may invest in securities of any rating level, or unrated securities, the portfolio managers intend to maintain an average weighted portfolio quality of A- or better, whether composed of rated securities or unrated securities deemed by the subadviser to be of comparable quality.”

(i)	Please disclose the percentage of Fund assets that will be invested in investment-grade securities, as you provide an expected portfolio percentage for junk bonds, where appropriate.

Response: The Fund will add the following disclosure: “The [F]und may invest without limit in securities rated investment-grade or higher.”

(ii)	Please also disclose the lowest rating or range of investment rating categories of investment grade and junk bonds in which the Fund would invest as part of its principal strategy.

Response: The Fund respectfully submits that its disclosure (as provided below) is sufficient: “Investment grade securities are securities rated at the time of purchase by at least one nationally recognized statistical ratings organization (“NRSRO”) within one of the top four categories (without regard to +/- designations), or, if unrated, judged by the subadviser to be of comparable credit quality. The fund may invest without limit in securities rated investment-grade or higher. Fixed income securities and debt instruments rated below investment grade are commonly known as “junk bonds.” The Fund may invest up to 30% of its assets in below investment grade fixed income securities or debt instruments.”

Comment No. 17: In your disclosure you use the terms “weighted average effective duration,” “negative weighted average effective duration,” and “effective duration.” Please address the inconsistent use of these terms in disclosure. We note that investors are more familiar with the term “effective duration.” Please briefly describe the concept of negative duration in plain English, including its effect on overall portfolio duration. More detailed disclosure may be provided in Item 9.

Response: The Fund will update the disclosure as follows (bold added):

Although the [F]und may invest in securities or debt instruments of any maturity, the [F]und will normally maintain a weighted average effective duration in a range from -5 to +10 years (which is calculated by using a weighted average of individual positions). At times, the ~~The~~ [F]und may have a ~~negative~~ weighted average effective duration that is negative. ~~due to holding certain instruments that have negative effective duration.~~ Effective duration seeks to measure the expected sensitivity of market price to changes in interest rates, taking into account the anticipated effects of structural complexities (for example, some bonds can be prepaid by the issuer).

Comment No. 18: The disclosure on derivatives in the “Principal investment strategies” section provides a long list of various types of derivatives in which the Fund may invest. As indicated by prior staff guidance, please disclose only those derivative instruments and transactions that the Fund will actually use as part of its principal investment strategy, the specific purposes for which such derivatives would be used and a risk factor that is tailored to the specific derivative to be used by the Fund. See Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Response: The Fund will update the disclosure as follows:

The [F]und may invest in derivatives that (i) provide exposure to its principal investments, (ii) are used to risk manage the [F]und’s holdings, and/or (iii) are used to enhance returns~~, such as through covered call strategies~~. The risk management uses of derivatives will include managing (i) investment-related risks, (ii) risks due to fluctuations in securities prices, interest rates, or currency exchanges rates, (iii) risks due to the credit-worthiness of an issuer, and (iv) the effective duration of the [F]und’s portfolio.

The [F]und achieves certain investment exposures, primarily through derivative transactions, including~~, but not limited to:~~ instruments involved in currency risk management strategies, such as foreign currency forwards, cross currency hedges, options and options on futures and warrants, as well as bond futures~~,~~ and interest rate futures.~~,~~ The [F]und may also invest in swaps, ~~(~~including interest rate, total return, ~~and~~ inflation and ~~swaps),~~ credit default swaps~~, credit default swap index products, instruments involved in currency risk management strategies, including cross hedges, options and options on future and warrants~~.

The Fund will also update the “Derivatives risk” disclosure accordingly.

Comment No. 19: The disclosure provides that: “However, the notional principal of the [F]und’s aggregate net short currency exposure will not exceed -70% of the [F]und’s total assets.” Please revise this sentence for plain English, in particular we note the reference to “net short currency exposure will not exceed -70%.”

Response: The Fund will update the disclosure as follows:

However, the notional principal of the [F]und’s aggregate net short currency exposure will not exceed an amount equal to 70% ~~-70%~~ of the [F]und’s total assets. The [F]und will consider securities valued in that currency when netting short currency positions (which will reduce the net short exposure), solely for the purposes of this limitation.

Prospectus - Principal risks

Comment No. 20: Please revise the beginning of the third sentence in “Cash transactions risk” as follows: “This may cause the [F]und to incur certain costs such as brokerage costs, and to recognize gains or losses that it might not have incurred if it had made a redemption in-kind.”

Response: The Fund will update the disclosure as requested.

Comment No. 21: The disclosure under “Derivatives risk” provides that “[t]o the extent that the [F]und writes or sells an option, in particular a naked option, if the decline or increase in the underlying asset is significantly below or above the exercise price of the written option, the [F]und could experience a substantial loss.”

(i)	Please include the risks of purchasing options.

Response: The Fund will update the “Derivatives risk” disclosure to include the following: “When the [F]und purchases an option, it may lose the total premium paid for it if the price of the underlying security or other assets decreased, remained the same or failed to increase to a level at or beyond the exercise price (in the case of a call option) or increased, remained the same or failed to decrease to a level at or below the exercise price (in the case of a put option). If a put or call option purchased by the [F]und were permitted to expire without being sold or exercised, its premium would represent a loss to the [F]und.”

(ii)

Please also include the risk relating to writing covered call options that the Fund will lose the opportunity to participate in the upside appreciation of the security on which the call option is written if the option is exercised and the security is called.

Response: The Fund will update the disclosure as requested.

Prospectus – More on the fund’s investment strategies, investments and risks

Comment No. 22: Please consider including disclosure under the “Investment objective” section regarding the approvals necessary to change the Fund’s investment objective as disclosed later in the Prospectus.

Response: The Fund respectfully submits that the current placement of the disclosure is sufficient.

Comment No. 23: Please review the principal investment strategies and principal risk disclosures in Item 9 to ensure that there is a corresponding brief summary of such disclosure in Item 4 (for example, we note that Item 4 does not include disclosure relating to loans or convertible equity or risk disclosure relating to U.S. government securities and convertible securities).

Response: The Fund will update the disclosure as necessary. The Fund notes that because the Fund’s investments in the aforementioned types of securities are not principal investment strategies (i.e., are not anticipated to be more than 20% of the Fund’s assets) they are not included in Item 4 disclosure.

Comment No. 24: In Item 9, please revise the following terms or concepts for plain English in the disclosure under “Security Selection”: top-down investment themes, inter- or intra-asset-class correlations, quantitative and fundamental measures, the meaning of the spread on fixed income securities and changing the characteristics of a holding relating to a foreign country (for example, by selling or direct purchasing a type of derivative).

Response: The Fund will update the “Security Selection” disclosure as follows:

The subadviser’s Global Fixed Income Team identifies and implements top-down investment themes to create the fund’s portfolio.

The Team generally concentrates long positions in markets believed to have the most attractive return potential, while short positions are taken in markets it believes to be overvalued. ~~Considerations made in taking long and short positions include, but are not limited to, market size, liquidity characteristics, inter- and intra-asset-class correlations, overall volatility as well as the investment themes and the investment rationale for each individual country.~~ The Team uses both internally and externally developed quantitative and qualitative market statistics to determine conditions in the investment universe.

After selecting countries and currencies that represent attractive investment opportunities, the subadviser then selects individual securities. Depending on the economic environment and market conditions, the Team may purchase fixed income securities and ~~other~~ debt instruments~~, including but not limited to, U.S. government securities, non-U.S. sovereign debt, emerging markets securities and debt, corporate debt, mortgage-related and mortgage backed securities and asset-backed securities. The analysis of these types of securities involves both quantitative and fundamental measures~~. These securities and instruments are selected if the Team believes they represent significant value relative to their own history or their peer group (industry and quality).

The Team does not typically set price targets at which to sell securities, but rather adjusts positioning (e.g., rebalances or sales of whole positions) as fundamentals and valuations shift. For example, a sale may be made when a country or currency no longer meets the subadviser’s definition of value (specifically, high real interest rates and an undervalued exchange rate) or when the economic environment in a particular country or market undergoes negative fundamental change. For corporate bonds~~, mortgage-related and mortgage-backed securities~~ and MBS, a sale may generally be made if either the security’s ~~spread~~ yield above a comparable U.S. Treasury security narrows to a degree that in the Team’s assessment makes further gains unlikely, or the fundamentals change in a way that shifts the risks of an investment beyond the subadviser’s expected reward. Additionally, in certain instances the Team may not completely eliminate exposure to a country but instead seek to change the characteristics (i.e., duration and/or currency exposure) of the holding.

Comment No. 25: The “Derivatives” disclosure states that “[t]he [F]und may use one or more types of these instruments to the extent consistent with its 80% policy.” Please address this inconsistency as the Item 4 disclosure does not refer to an 80% policy.

Response: The Fund will delete this sentence as the Fund does not have an 80% policy.

Comment No. 26: The “Loans” disclosure indicates that transactions on loans may settle on a delayed basis. Please consider clarifying that loans may settle in excess of seven days (rather than on a delayed basis).

Response: The Fund will update the disclosure as requested.

Comment No. 27: The “Sovereign debt” disclosure states that “[t]he Fund may concentrate in the securities of a sovereign government if the subadviser believes that the country offers extraordinary absolute return opportunities.” Please identify those countries and ensure that Item 9 provides appropriate risk disclosure.

Response: The Fund will remove this disclosure from the “Sovereign debt” section of the Prospectus.

Comment No. 28: The section titled “Important information” provides that:

The [F]und will consider an issuer to be a “non-U.S. issuer” if the issuer is a non-U.S. government (including any sub-division, agency or instrumentality of a non-U.S. government), a supranational entity or any other issuer (including corporate issuers) organized under the laws of a country outside of the United States and having a principal place of business outside of the United States. The [F]und will consider all other issuers to be “U.S. issuers.”

This paragraph (in particular the last sentence) is confusing and does not make sense in light of the earlier disclosure in the Prospectus. Please revise this paragraph to apply only to sovereign debt issued by foreign governments and supranational entities. In the alternative, please delete this disclosure as such information is described previously in the Prospectus.

Response: The Fund will delete this disclosure in its entirety. The Fund will update the disclosure in Items 4 and 9 as follows to clarify the disclosure surrounding non-U.S. issuers (bold added):

As a global fund, under normal market conditions, the [F]und will normally invest in or have exposure to at least three countries, which may include the United States. The [F]und considers an investment to be tied economically to a country if the issuer: (i) has a class of securities whose principal securities market is in the country; (ii) is organized under the laws of, or has a principal office in, the country, (iii) derives 50% or more of its total revenue or profit from goods produced, sales made or services provided in the country, or (iv) maintains 50% or more of its assets in the country. In addition, the [F]und considers securities issued by a non-U.S. government (including any subdivision, agency or instrumentality of a non-U.S. government) or a supranational entity to be non-U.S. securities.

SAI

Comment No. 29: The disclosure on page 42 with respect to the fundamental investment policy on concentration states that “For purposes of the policy in (7) above, securities issued or guaranteed by governments other than the U.S. Government or by foreign supranational entities are not considered to be the securities of issuers in a single industry for purposes of this fundamental policy.” Please note that the staff takes the position that the investments in the securities of a sovereign or foreign government should be considered investments in a single industry for concentration purposes. See Dear Registrant Letter January 3, 1991. Please also note that investments in securities of a supranational agency whose capital is provided by various governments should be considered as investments in securities of each of those governments in the proportion that the capital provided by that government bears to the total capital of the supranational agency. Therefore, please delete the aforementioned cited sentence and clarify the treatment of the securities of sovereign and supranational agencies.

Response: The Fund will supplementally respond to this comment.

Comment No. 30: The disclosure on page 42 with respect to the fundamental investment policy on concentration states: “There also will be no limit on investment in issuers domiciled in a single jurisdiction or country.” Please delete this disclosure as it is inconsistent with disclosure in the “Principal Investment Strategies” section of the Prospectus that indicates that the Fund will not invest more than 25% of its assets in securities or issuers in any one foreign country other than certain named countries.

Response: The Fund will supplementally respond to this comment.

Comment No. 31: Please make conforming changes to the disclosure in the section of the Prospectus titled “More on the fund’s investment strategies, investments and risks” under the caption “Sovereign debt” describing sovereign debt and supranational securities as appropriate.

Response: Please see the response to Comment No. 27 above.

Comment No. 32: The disclosure under “Sovereign debt” in the Prospectus states that “The [F]und may concentrate in the securities of a sovereign government if the subadviser believes that the country offers extraordinary absolute return opportunities.” Please note that the Fund may not reserve discretion as to whether or not to change its concentration policy. Accordingly, please delete the language in the sentence reserving that discretion. See Statements of investment policies of money market funds relating to industry concentration” – ICA Release No. 9011 (Oct 30, 1975).

Response: The Fund will supplementally respond to this comment.

Comment No. 33: In the section titled “Subadvisory Arrangements,” the disclosure provides: “For Brandywine Global’s advisory services to the [F]und, LMPFA (not the [F]und) pays Brandywine Global a fee, calculated daily and payable monthly, at an annual rate equal to 70% of the management fee paid to LMPFA, net of expense waivers and reimbursements.” Please confirm that the disclosure in this paragraph conforms to the terms and conditions of the subadvisory agreement between Brandywine Global and LMFPA.

Response: The Trust has updated the disclosure as follows:

For Brandywine Global’s advisory services to the [F]und, LMPFA (not the [F]und) pays Brandywine Global a fee, calculated daily and payable monthly, at an annual rate equal to 70% of the management fee paid to LMPFA, net of (i) all fees and expenses incurred by the Manager under the Management Agreement (including without limitation any subadvisory fee paid to another subadviser to the Fund) and (ii) expense waivers and reimbursements.

Comment No. 34: Please update the information in the table titled “Other Accounts Managed By Portfolio Managers” to the most recent practicable date (currently as of March 31, 2018).

Response: The Fund will update to the most recent practicable date based on the date of the next Post-Effective Amendment.

Comment No. 35: On page 65, in the section titled “Procedures for Creating Creation Units,” the last sentence states: “As of the date of this SAI, cash purchases will be required for securities traded in Brazil, Chile, China, Colombia, India, Malaysia, Peru, South Korea and Taiwan.” Please supplementally explain to the staff the meaning of this sentence with respect to cash purchases of securities from the emerging market countries named therein. We note that it is our understanding that Creation Units will be purchased and redeemed primarily for cash with respect to all portfolio securities, as opposed to any particular security that may be part of the Fund Deposit or included in Redemption Securities.

Response: The Trust confirms that Creation Units will be purchases and redeemed primarily for cash with respect to all portfolio securities. The Trust includes the statement regarding cash purchases being required in certain countries to note that there is no exception with respect to those securities being purchased for cash.

Comment No. 36: On page 67, in the section titled “Redemption of Creation Units” it provides that “Authorized Participants should expect to incur brokerage and other costs in connection with assembling a sufficient number of shares to constitute a redeemable Creation Unit.” The disclosure includes the phrase “redeemable Creation Unit.” Please supplementally explain what is meant by that term. For example, is there a type of Creation Unit that is not redeemable? Please advise or revise.

Response: The disclosure has been updated to remove the word “redeemable” so that it only reads as “Creation Unit.”

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If you have any questions regarding these responses, please do not hesitate to contact me at (202) 303-1124.

Very truly yours,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Harris C. Goldblat, Esq., Legg Mason & Co., LLC

Rosemary D. Emmens, Esq., Legg Mason & Co., LLC

Neesa P. Sood, Willkie Farr & Gallagher LLP